SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 333-105793

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 11-K	☐Form 20-F	☐Form 10-Q	☐Form N-SAR

For Period Ended:	December 31, 2015

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant	Axion Power International, Inc.

Former name if applicable

Address of principal executive office (Street and number)

3601 Clover Lane

New Castle, PA 16105

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒   (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The issuer has encountered financial reporting complexities as a result of its November 5, 2015 private offering, and has sought assistance from outside consultants in order to complete required valuations and financial reporting. This process has caused a short delay in its audit process, and the issuer is in the process of completing all procedures and will file its 10-K no later than April 14, 2016, which is the extended deadline.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Danielle Baker	724-654-9300
(Name)	(Area Code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The net loss before income taxes for the fiscal year ended December 31, 2015 is $ 7,117,017 as opposed to $18,738,250 in 2014, which is a decrease of $11,621,233 and is mainly due to a decrease in non operating losses of $5,744,169 from $ 7,341,774 for the fiscal year ended December 31, 2014 to $1,597,605 for the fiscal year ended December 31, 2015. The decrease in non operating losses is due mostly to zero loss associated with warrant revaluations, interest and the loss incurred on debt extinguishment on the 2013 senior convertible notes.

Axion Power International, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2016		/s/ Danielle Baker
	Name:	Danielle Baker
	Title:	Chief Accounting Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).